A Vision For The Future
Joint Meeting
October 9th, 2007
On October 9, 2007, Nikko Cordial Group and Citi held a joint town hall for employees of both groups in Japan.
The following was presented to employees at the joint town hall meeting.
Filed by Citigroup Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Nikko Cordial Corporation
Commission File No.: 1-9924

Oct 2007 2 Agenda Strategic Alliance – Taking the Next Step Our Vision Combined Franchise Opportunity Shared Responsibilities/Management Principles Strategic Integration Opportunities Q & A

Oct 2007

Strategic Alliance – Taking the Next Step
Full Ownership of Nikko Cordial Is a Natural Progression
Strengthens the Partnership
Allows us to Accelerate Our Ability To Implement the Alliance
Leverages Nikko’s Strong Franchise, Brand and Management Talent
Capitalizes on Complementary Capabilities and Common Values
Citi Has Filed an Application to List Citigroup Inc. Shares
on the TSE, and Aims to Have the Listing Become Effective
Prior to the Completion of the Share Exchange

Oct 2007

Share Exchange
Basic Facts
Valued at ¥1,700 Per Nikko Cordial Share*
Nikko Cordial Minority Shareholders to
Receive Citi Shares
Transaction Value of Approximately ¥530
billion (or US$4.6 billion)
Will Bring Citi’s Ownership to 100%
Timeline **
Oct 2 ‘07 – Basic Agreement
End Oct ’07 – Share Exchange Agreement
Dec ’07 – Extraordinary General Meeting
Dec ’07 or Jan ’08 – Exchange Ratio
Determined
Late Jan ’08 – Share Exchange Completed
Citigroup
Japan
Holdings
Citigroup Inc.
Nikko Cordial
Corporation
Minority Shareholders
100% Ownership
To Become
100% Subsidiary
Citi Shares
Nikko Shares
US
Japan
Japan
* At the time the exchange ratio is fixed ** Subject to change

Oct 2007

Our Vision
Client Focus
Quality & Efficiency
Global Linkages
Our People
Governance, Compliance and Control
Respect for Japanese Culture and Business Practices
To Be The Leading Comprehensive
Banking and Securities Group in Japan

Oct 2007 Client Focus 6

Oct 2007 Quality & Efficiency 7

Oct 2007 Global Linkages 8

Oct 2007 Our People 9

Oct 2007 Governance & Control 10

Oct 2007 Respect for Japanese Culture and Business Practices 11

Oct 2007

Combined Franchise Opportunity
Institutional Retail
Global Products
Global Coverage
Global Products
Client Segment
One Franchise
Client Segment
Cross-Leverage Client Relationships
Securities
Banking
Global
Leading
Blue Chip
Medium
Corporate
Small Corporate
UHNW
Affluent
Mass Affluent
Mass

Oct 2007 13 Comprehensive Banking & Securities Group

Oct 2007 Enhanced Corporate Value Banking and Brokerage Integration Model Nikko Brand Expanding Business Opportunity Global Strategy Human Resource Cultivation Shared Vision 14

Oct 2007

Shared Responsibilities/Management Principle
Management Principles
Client Focus
Innovative Spirit
Respect For the Individual
Integrity
Shared Responsibilities
We Have a Responsibility
to
Our Clients
Each Other
Our Franchise

Oct 2007

Program Structure
Steering
Committee
Retail Institutional
Merchant
Banking
International
Governance,
Legal & Compliance
Finance
Communications
& Branding
Human
Resources
Technology
Infrastructure
Other
Infrastructure
Risk
Management
Internal Audit

Oct 2007

Evaluation Of Proposals
High Medium Low
Further Risk-
Return Analysis
Needed
(to move it up or
to right)
Risk/Complexity
Strategic Priorities
Quick Wins
Prioritized
Execution
Further Risk-
Return Analysis
Needed
(to move it up or
to right)
No Action for
Now

Oct 2007 18 Strategic Integration Opportunities

Oct 2007

Retail Opportunities
Joint Seminar
CSJL
Integration into
NCS
ATM Alliance
Staff Banking
Banking
Intermediary *
Securities
Intermediary *
* Securities Intermediary and Banking Intermediary are subject to regulatory approvals.

Oct 2007

Citibank Securities (Japan) Ltd. NCS
Working Together to Leverage Both Entities’ Strengths in the Retail /
Wealth Management Sectors
Complementary Capabilities
Customer Base / Reach
Global and Local Product Range
Enhanced Business Opportunities For Our Customers
More Products For Citibank Retail Customers
Global Network For Nikko Cordial Securities
Wealth
Management
Securities
Intermediary
Offshore MF
Nikko Cordial Securities
Citibank Securities
(Japan) Limited

Oct 2007

Securities Intermediary Business *
Opportunities for Wider Product Offering
NCS’s Wide Variety of Product Range
Current Product Line-up With CSJL
Uridashi of Structured Notes
FCY Straight Bonds
Equities
ETFs
JGB for retail and More !
Existing Complementary Capabilities
Citibank-CSJL SIB Business
NCS SIB Financial Institutions Business
Potential for Increased Product Offering
* Securities Intermediary is subject to regulatory approvals.

Oct 2007

Joint Seminar
Increased Visibility of the Comprehensive Strategic Alliance
Positive, Unified Approach by CJL and NCS staff
Enhanced Customer Understanding of CJL/NCS business
Tokyo
Oct 25, 2007
500 Attendees
Osaka
Nov 15, 2007
300 Attendees
Nagoya
Dec 5, 2007
200 Attendees
Nikko Cordial Securities/Citibank Japan
Joint Seminar

Oct 2007 23 Institutional Opportunities Fixed Income Platform Equity Platform Client Referral Coverage AM products through NCL

Oct 2007

Coverage: Pilot Program
GOAL:
Build A Joint and Coordinated
Coverage Model with
Clear Account Responsibility
3 Organizations
3 Brands
3 Coverage Forces
Pilot Focused on Selected
NCS RMs and NCL IBD
Divisions
Virtual Joint Organization
1,400 Clients
Account Executive to Lead
Coordination for Each Client
Background
Pilot Program

Oct 2007

Client Referral: Pilot Program
CJL : Limited Client Base
: JNCB is New
NCS : Clients Need Citi’s
Global & Innovative
Services
Accelerate CJL’s JNCB on Target
Market Expansion Effort
Improve Banking Wallet
Penetration of NCS Clients
Familiarize NCS RMs with Citi’s
Products
Select Nikko Clients for
Joint Call/Referral Pilot
Program
Provide Training to NCS
RM on Citi Products and
Services
Seconded Two NCS RMs
to CJL
Background
Pilot Program
Goals

Oct 2007 26 International Opportunities Citi-Nikko Japan Desk Leverage Nikko JVs in Asia Pacific Luxembourg Strategy

Oct 2007

Re Re
AM: Asset Management
FA: Fund Administration
FM: Fund Management
MB: Merchant Banking
Singapore
Luxembourg
FA FA
Indonesia
JV JV
Taiwan
JV JV
Hong Kong
JV JV
Beijing
Shanghai
Re Re
Re Re
India
Re Re
NY
Re Re
Australia
MB MB
AB AB
AB AB
AM AM
AM AM
Shenzhen
VC VC
VC VC
Korea
JV JV
JV JV
JV JV
SFO
Re Re
FM FM FM FM
Re: Representative office
JV: Joint Venture / Business Alliance
VC: VC / PE fund Investment
AB: Advisory Business
NCS
NAM
NPI
Re Re
NKSOL
Antfactory
JV JV
Citi-Nikko Japan Desk
Nikko Cordial’s Strong Corporate
Relationships in Japan
+
Citi’s Global Product Platform &
Network
Enhanced Products & Services to
Japanese Corporate Clients Doing
Business Overseas.

Oct 2007 28 Other Opportunities Corporate Treasury Review Procurement Economies of Scale Real Estate Synergies Data Center Consolidation Compliance Project Corporate Social Responsibility

Oct 2007 29 Strategic Integration Opportunities: Timeline 4Q 2007 1Q 2008 2Q 2008 3Q 2008 4Q 2008 1Q 2009 2Q 2009 3Q 2009 Analysis Planning/Pilots Execution

Oct 2007 30 Our Vision To Be The Leading Comprehensive Banking and Securities Group in Japan

Oct 2007 31 Q&A

Oct 2007 32 Key Questions Nikko Brand ? What does delisting mean for Nikko? Japan- Based Decision Making ?

Oct 2007
Important Notice
This document is for informational purposes only and does not constitute an offer of any
Citigroup or other securities or a solicitation of a proxy in relation to the share exchange.  In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange
Commission a registration statement on Form S-4.  Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement when it becomes available, because it will contain important information.  Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the
Securities and Exchange Commission website (http://www.sec.gov ).  Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from
Citigroup Document Services at 877 936 2737 inside the United States (outside the United
States at 718 765 6514), by e-mailing a request to docserve@citigroup.com,or by writing to:
Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.
Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citigroup's filings with the
Securities and Exchange Commission.